EXHIBIT 99.18

NOTICE OF CHANGE IN CORPORATE STRUCTURE

(pursuant to section 4.9 of National Instrument 51-102)
1.	Names of the parties to the transaction:
Cona Resources Ltd. (the “Purchaser”)
Pengrowth Energy Corporation (“Pengrowth”)
Waterous Energy Fund (Canadian) LP (“WEF Canadian”)
Waterous Energy Fund (US) LP (“WEF US”)
Waterous Energy Fund (International) LP (“WEF International”, together with WEF Canadian and
WEF US, the “WEF Parties”)
2.	Description of the transaction:

Pursuant to a court-approved plan of arrangement carried out under Section 193 of the Business Corporations Act (Alberta), the Purchaser acquired all of the issued and outstanding common shares of Pengrowth for cash consideration of $0.05 per share, along with a right to each shareholder’s pro-rata portion of any proceeds received with respect to an ongoing litigation matter with Grand Valley Resources Corp. (the “Arrangement”), in accordance with the terms and conditions of an arrangement agreement among Pengrowth, the Purchaser, and the WEF Parties.

3.	Effective date of the transaction:

January 7, 2020
4.	Names of each party, if any, that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity:
As a result of the completion of the Arrangement, Pengrowth has applied to cease to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Newfoundland and Labrador, Nova Scotia, and Prince Edward Island.
5.	The date of the reporting issuer’s first financial year-end after the Transaction if paragraph (a) or subparagraph (b) (ii) of the Instrument applies:
Not applicable.
6.
The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the Transaction, if paragraph (a) or subparagraph (b) (ii) of the Instrument applies:

Not applicable.
7.
Documents filed under National Instrument 51-102 that described the Transaction and where those documents can be found in electronic format, if paragraph (a) or subparagraph (b) (ii) of the Instrument applies:

Not applicable.

8.	Date of Report January 7, 2020